Issuer Free Writing Prospectus	Filed Pursuant to Rule 433

Registration No. 333-151292

CONSOL ENERGY INC.

TERM SHEET

Dated March 25, 2010

38,500,000 Shares of Common Stock

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated March 22, 2010 and the accompanying prospectus (including the documents incorporated by reference in the accompanying prospectus) relating to these securities.

Issuer:	CONSOL Energy Inc.

Title of Securities:	Common Stock, par value $0.01 per share

Stock Symbol / Exchange:	CNX / New York Stock Exchange

Trade Date:	March 25, 2010

Closing Date:	March 31, 2010

Number of Shares Offered:	38,500,000 shares

Option to Purchase Additional Shares:	5,775,000 shares (30 days)

Price to the Public:	$42.50 per share

Underwriting Discounts and Commissions:	$1.275 per share; $49,087.5 million total (or $56,450.6 million if the underwriters’ option to purchase additional shares is exercised in full).

Net Proceeds:	Approximately $1,589.8 million, or approximately $1,827.8 million if the underwriters’ option to purchase additional shares is exercised in full, in each case after deducting the underwriting discounts and commissions and estimated expenses payable by the Issuer.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated PNC Capital Markets LLC Scotia Capital (USA) Inc.
Stifel, Nicolaus & Company Incorporated

Senior Co-Managers:	BMO Capital Markets Corp. Credit Agricole Securities (USA) Inc. RBS Securities Inc.

Co-Managers:	UBS Securities LLC

Brean Murray, Carret & Co., LLC FBR Capital Markets & Co. Howard Weil Incorporated Pritchard Capital Partners, LLC

Changes to the Prospectus Supplement:

Recent Developments:	The following is added at the first paragraph of page S-7

First Quarter 2010 Results
For the first fiscal quarter of 2010, we expect our revenues, net income and net income per share to be lower than our revenues, net income and net income per share for the first fiscal quarter of 2009.

Concurrent notes offering:

Concurrently with this offering of common stock, we are offering $1,500,000,000 aggregate principal amount of 8.000% senior notes due 2017 and $1,250,000,000 aggregate principal amount of 8.250% senior notes due 2020 in accordance with Rule 144A and Regulation S under the Securities Act of 1933, as amended. We estimate that the net proceeds of the concurrent notes offering will be approximately $2,697.7 million, after deducting commissions payable to the initial purchasers and estimated offering expenses payable by us.

The concurrent offering of senior notes will not be registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction, and the senior notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The senior notes will only be offered to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act.

Underwriting:	The following is added to the last paragraph of page S-53:

The underwriters have agreed to reimburse us $3.6 million of our expenses related to the Acquisition and related financing transactions.

CONSOL Energy Inc. has filed a registration statement (including a prospectus dated as of May 30, 2008) and a preliminary prospectus supplement dated as of March 22, 2010 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents CONSOL Energy Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated at 866-500-5408. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.